
AKESO
HEMP POWERED HYDRATION
12mg BROAD SPECTRUM EXTRACT
FUEL • PROTECT • REVITALIZE
Great tasting electrolyte-rich water.
No flavor, sugar or artificial anything.
16.9 fl oz (500ml)

Todd Waks · 3rd

President / CEO at NXT Water

Los Angeles Metropolitan Area · Contact info

500+ connections

NXT Water

Syracuse University

Experience

Co-Founder / CEO

NXT Water · Full-time

Aug 2018 – Present · 3 yrs 5 mos

Greater Los Angeles Area

Created the world's only pure-tasting broad-spectrum CBD functional fitness water. Our water is also 100% verifiable via an on-pack QR code that links to a blockchain verification platform

Akeso Water - Functional Fitness...

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SVP, Strategic Alliances

Dick Clark Productions

Mar 2017 – Aug 2018 · 1 yr 6 mos

Greater Los Angeles Area

The Worlds Largest Producer and Proprietor of Televised Live Entertainment Programming. DCP produces first class properties such as the "Academy of Country Music Awards," "American Music Awards," "Billboard Music Awards," "Dick Clark's New Year's Rockin' Eve with Ryan Seacrest," "Golden Globe Awards," and the "Streamy Awards.

CEO

Entertainment Alliances

Jun 2010 – Nov 2017 · 7 yrs 6 mos

Greater Los Angeles Area

Chief Marketing Officer

360fly

Aug 2015 – Dec 2016 · 1 yr 5 mos

Greater Los Angeles Area

World's 1st single lens 360 degree camera with Virtual Reality viewing capability.

- Partner

Digital Artists Entertainment

Jul 2012 – Jan 2016 · 3 yrs 7 mos

Greater Los Angeles Area

Oversee Global Sales for DA and its client base consisting of the most powerful influencers in Social Media

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Education

Syracuse University
BA, Marketing
1983 – 1987

W.C. Mepham High School